UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

Date of Report (Date of earliest event reported): December 31, 2020

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Florida	6500	38-4088423
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Larry Pino

Chief Executive Officer

99 S. New York Ave.,

Winter Park, Florida 32789

Telephone: 407-206-6577

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Nicholson PLLC

99 S. New York Ave.,

Winter Park, Florida 32789

Telephone: 407-206-6577

Email: ljp@PinoNicholsonLaw.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

CURRENT PERIOD DATED DECEMBER 31, 2020

TABLE OF CONTENTS

		PAGE
Item 1.	Fundamental Changes	1

Item 2.	Bankruptcy or Receivership	1

Item 3.	Material Modification to Rights of Securityholders	2

Item 4.	Changes in Issuer’s Certifying Accountant	2

Item 5.	Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review	2

Item 6.	Changes in Control of Issuer	2

Item 7.	Departure of Certain Officers	2

Item 8.	Certain Unregistered Sale of Equity Securities	2

Item 9.	Other12	2

	Signatures	2

ITEM 1. FUNDAMENTAL CHANGES

Material Definitive Agreement

On December 31, 2020, TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC. (the “Company”) entered into a definitive agreement (the “Agreement”) with an affiliated entity, Tuscan Gardens Intermediate Fund, Inc. (the “Fund”) whereunder the Company agreed to merge with the Fund (the “Transaction”), and in so doing, issue 9,991 Class A non-voting preferred shares ($1,000 par value) for an aggregate consideration of $9,991,000 (the “Exchange Amount”) to the shareholders of the Fund (the “Fund Shareholders”) in exchange for their preferred stock interests in the Fund (the “Fund Preferred Shares”).

Impact on the Company’s Business Plan and Plan of Operations

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Future operating results, however, are, by virtue of their nature, impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statements.

Under the Agreement, the Company will acquire the entirety of their Fund Preferred Shares, and as a result become the majority, indirect owner of those certain Senior Living communities known as Tuscan Gardens of Venetia Bay (“Venetia Bay”), Tuscan Gardens of Palm Coast (“Palm Coast”), and Tuscan Gardens of Delray Beach (“Delray Beach”), (collectively, the “Tuscan Communities”) that were indirectly owned by the Fund, and as a result of the Transaction, the Tuscan Communities are now indirectly held by the Company. Details of this Tuscan Communities are available on the Municipal Securities Rulemaking Board (“MSRB”) Electronic Municipal Market Access (“EMMA”) Website for Venetia Bay (https://emma.msrb.org/IssueView/Details/EA357818), Palm Coast (https://emma.msrb.org/IssueView/Details/ER380611), and Delray Beach (https://emma.msrb.org/IssueView/Details/ES391373), respectively.

As a result of the Coronavirus-19 (“COVID-19”), material, adverse effects on the Senior Living industry, including the risks disclosed in the Company’s April 13, 2020 253(g)(2) filing of its Supplement No. 1 to the Offering Circular qualified November 25, 2019, the Company believes that its business plan, as previously disclosed, to invest in wholly-owned subsidiaries that develop (“Development Projects”), acquire (“Acquisition Projects”), or convert other real estate properties including hotels (“Conversion Projects”) into Senior Living rental communities ranging from $15,000,000 to $100,000,000 per community continues to be sound; however, based upon the information hereinbelow set out, Senior Living communities may be acquired by the Company for less than $15,000,000.

To that end, as a result of COVID-19, acquisitions such as, and including the Tuscan Communities, are likely to be in the form of value-add or distressed assets, rather than performing assets, in light of the reduction in revenue and increases to operating costs during 2020 and the foreseeable future. As a result, the Company believes that Senior Living communities are, and will continue to be, under-valued relative to their long-term potential value, and therefore offer prospective returns that management believes are consistent with the Company’s business plan.

However, investors should note, that due to the yet to be quantified, but evident material adverse effects of COVID-19 on revenue and operating costs within the Senior Living Industry, further value impairment of acquired assets, including the Tuscan Communities, may occur prior to the ultimate realization of their potential future value.

Since the Tuscan Communities currently do not generate any operating cashflow, and are in forbearance with respect to their debt obligations, the Company does not anticipate any near-term positive operational cashflow to be generated from the Transaction. Furthermore, the Company recognizes that it may need to advance working capital in support of the Tuscan Communities operations until such time, if any, that recapitalization of the Tuscan Communities were to occur.

Investors should note that the potential to realize near-term value through recapitalization of the Tuscan Communities, or long-term value realization once the Senior Living industry has recovered from the effects of COVID-19 may not occur. In which case, should recapitalization of the Tuscan Communities not be achievable, or creditors of the Tuscan Communities not continue to provide forbearance, the Tuscan Communities would be subject to foreclosure, thus fully impairing the value of the Exchange Amount issued by the Company under the Transaction.

ITEM 2. BANKRUPTCY OR RECEIVERSHIP

None.

1

ITEM 3. MATERIAL MODIFICATION TO RIGHTS OF SECURITYHOLDERS

None.

ITEM 4. CHANGES IN ISSUER’S CERTIFYING ACCOUNTANT

None.

ITEM 5. NON-RELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

None.

ITEM 6. CHANGES IN CONTROL OF ISSUER

None.

ITEM 7. DEPARTURE OF CERTAIN OFFICERS

Effective December 31, 2020, Mr. Charles C. Smith, Director of Special Projects, is no longer with the Company.

ITEM 8. CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

None.

ITEM 9. OTHER EVENTS

None.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winter Park, State of Florida, on September 22, 2020.

TUSCAN GARDENS SENIOR LIVING COMMUNITIES, INC.

Signed:

By:	/s/ Larry Pino
Name: Larry Pino
Title: Chief Executive Officer and Director

By:	/s/ William N. Johnston
Name: William N. Johnston
Title: Chief Financial Officer and Director

By:	/s/ Christopher P. Young
Name: Christopher P. Young
Title: Director

2